Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004 (2)	2005	2004 (2)
Earnings:
Income from continuing operations before income taxes (1)	$40,703	$34,375	$74,615	$61,589
Add:
Interest expense	3,250	3,153	6,555	6,129
Other adjustments	1,404	1,195	2,765	2,373

Total earnings	$45,357	$38,723	$83,935	$70,091

Fixed charges:
Interest expense	$3,250	$3,153	$6,555	$6,129
Other adjustments	1,404	1,195	2,765	2,373

Total fixed charges	$4,654	$4,348	$9,320	$8,502

Ratio of earnings to fixed charges	9.75x	8.91x	9.01x	8.24x

(1)	Income from continuing operations before income taxes includes minority interests and excludes discontinued operations.
(2)	On January 1, 2005, the Company adopted SFAS 123(R), as further described in Notes 2 and 12 to the consolidated financial statements, which requires all share-based payments to employees to be recognized in the income statement based on their fair values. Prior periods were restated to conform to this presentation.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.